

October 27, 2011

<u>Via U.S. Mail</u>
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

> **Re: PositiveID Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2011**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 1

Background, page 1

1. Please disclose why you entered into three separate financing agreements with Ironridge Global Technology on July 27, 2011.

Why We Are Seeking Shareholder Approval, page 1

2. We note your statement that, "[a]lthough we are no longer listed on the Nasdaq Capital Market, we entered into the transactions while listed on the Nasdaq Capital Market and are subject to the 20% limitation during the life of the Ironridge financing transactions." Please clarify why this is so. For example, state whether the financing transactions contain provisions that require you to submit this proposal to your shareholders as a condition to the financings.

Terms of the Ironridge Financings, page 1

3. Disclose clearly and concisely from a shareholder's perspective how each stock purchase agreement operates, the total amount of securities that may be purchased by Ironridge under each agreement and under all of the agreements, and the total amount of consideration that may be paid in cash or in promissory notes under each agreement and under all of the agreements. Provide examples of how each agreement operates.

4. Disclose clearly and concisely from a shareholder's perspective how each stock purchase agreement relates to the other stock purchase agreements. For example, disclose whether Ironridge may pay the purchase price for the common stock, Series F preferred stock or Series G preferred stock with the proceeds of the sales of the common stock you are registering for resale on Ironridge's behalf. Similarly, disclose whether Ironridge may use the proceeds from the sales of common stock you are registering to repay any promissory notes it issues to you under any of the stock purchase agreements. Also disclose whether the purchase price of the securities under any stock purchase agreements may offset amounts owed by Ironridge for any obligations it may have to the company under any of the other stock purchase agreements.

5. Explain clearly and concisely from a shareholder's perspective the purpose and effect of the conversion provisions of the Series F and Series G preferred stock. Provide examples of how the conversion provisions operate. Also discuss the purpose and effect of having the Series G preferred stock convertible at the option of only the company while having the Series F preferred stock convertible at Ironridge's option *or* at your option.

6. Explain clearly and concisely from a shareholder's perspective the purpose and effect of the redemption provisions of the Series F and Series G preferred stock. Provide examples of how the redemption provisions operate.

7. Pursuant to the terms of the Common Stock Purchase Agreement and the Stock Purchase Agreement, we note that Ironridge may pay the purchase price for the common shares and the Series G Preferred shares underlying the agreements with cash or a secured promissory note. In addition, we note that under the stock purchase agreements, the entire principal balance and interest thereon is due and payable seven and one-half years from the date of the promissory note. However, no payments are due to you so long as you are in default under the stock purchase agreements or if there are any shares of Series F Preferred Stock and Series G Preferred Stock issued and outstanding. Prominently disclose that there is likelihood that you may not receive any or all of the proceeds from the sale of the shares under these agreements.

8. Disclose the purchase price of the Series F preferred stock under the Preferred Stock Purchase Agreement.

9. Under the Preferred Stock Purchase Agreement, a closing condition is that the trading price of the company's common stock cannot have fallen below 70% of the closing price on the trading day immediately before the date you announced that you entered into the Preferred Stock Purchase Agreement. Disclose the trading price of the company's common stock on the trading day immediately before the date you announced that you entered into the Preferred Stock Purchase Agreement. Disclose the resulting threshold price that is a condition to Ironridge's obligation to purchase the Series F preferred stock.

10. Disclose clearly and concisely from a shareholder's perspective the purpose and effect of the "alternate closing" conditions of the Preferred Stock Purchase Agreement.

Proposal 2, page 9

11. Disclose the maximum number of shares you contemplate may be issued to Mr. Silverman under the PositiveID Corporation Employment and Non-Compete Agreement. In addition, clearly explain how the price protection provision of the agreement can result in the issuance of additional shares if the value of your common stock price declines. Provide examples of the amount of additional shares that may be issued based upon a range of trading prices for your shares.

12. Please revise to provide disclosure relating to the potential for dilution that the proposed increase in the amount of authorized shares may have. You should address the impact on stock price, the significant dilution of voting rights and earnings per share.

Security Ownership of Certain Beneficial Owners and Management, page 11

13. Please disclose the natural person(s) who exercise voting and investment power over the company's shares held by Ironridge.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Tammy Knight, Esq.
       Holland & Knight LLP